Exhibit 99.1

 TOWER SEMICONDUCTOR LTD.
 AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	June 30,	December 31,
	2019	2018
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$405,158	$385,091
Short-term interest-bearing deposits	147,032	120,079
Marketable securities	146,893	135,850
Trade accounts receivable	123,789	153,409
Inventories	174,806	170,778
Other current assets	22,374	22,752
Total current assets	1,020,052	987,959

LONG-TERM INVESTMENTS	36,874	35,945

PROPERTY AND EQUIPMENT, NET	707,122	657,234

INTANGIBLE ASSETS, NET	11,279	13,435

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	89,171	88,404

TOTAL ASSETS	$1,871,498	$1,789,977

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of leases and debentures	$45,173	$10,814
Trade accounts payable	92,747	104,329
Deferred revenue and customers' advances	7,975	20,711
Employee related liabilities	57,540	50,750
Other current liabilities	8,364	17,117
Total current liabilities	211,799	203,721

LONG-TERM DEBT
Debentures	109,079	120,170
Other long-term debt	166,835	136,499

LONG-TERM CUSTOMERS' ADVANCES	27,230	28,131

EMPLOYEE RELATED LIABILITIES	14,295	13,898

DEFERRED TAX LIABILITY	46,434	50,401

OTHER LONG-TERM LIABILITIES	969	952

TOTAL LIABILITIES	576,641	553,772

THE COMPANY'S SHAREHOLDERS' EQUITY	1,301,122	1,242,966
Non-controlling interest	(6,265)	(6,761)
TOTAL SHAREHOLDERS' EQUITY	1,294,857	1,236,205

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,871,498	$1,789,977

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and shares in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018

REVENUES	$616,171	$647,848	$306,064	$335,138

COST OF REVENUES	499,613	503,155	252,657	256,610

GROSS PROFIT	116,558	144,693	53,407	78,528

OPERATING COSTS AND EXPENSES:

Research and development	37,980	36,439	18,812	18,173
Marketing, general and administrative	33,479	32,109	16,838	16,115

	71,459	68,548	35,650	34,288

OPERATING PROFIT	45,099	76,145	17,757	44,240

FINANCING AND OTHER INCOME (EXPENSE), NET	1,672	(9,222)	947	(5,453)

PROFIT BEFORE INCOME TAX	46,771	66,923	18,704	38,787

INCOME TAX BENEFIT (EXPENSE), NET	(649)	(3,733)	1,018	(2,778)

NET PROFIT	46,122	63,190	19,722	36,009

Net loss attributable to non-controlling interest	1,030	670	1,214	1,733

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$47,152	$63,860	$20,936	$37,742

BASIC EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.45	$0.65	$0.20	$0.38

Weighted average number of ordinary shares outstanding	105,829	98,693	106,321	98,888

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.44	$0.63	$0.20	$0.37

Net profit used for diluted earnings per share	$47,152	$63,860	$20,936	$37,742

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	107,078	101,090	107,178	101,066

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018

Net profit	$46,122	$63,190	$19,722	$36,009

Other comprehensive income, net of tax:

Foreign currency translation adjustment	2,672	2,301	4,323	(5,689)

Change in employees plan assets and benefit obligations, net of taxes	115	(435)	172	(217)

Unrealized gain (loss) on derivatives	1,639	(814)	(431)	117

Comprehensive income	50,548	64,242	23,786	30,220

Comprehensive loss (income) attributable to non-controlling interest	(496)	(576)	(939)	4,768

Comprehensive income attributable to the Company	$50,052	$63,666	$22,847	$34,988

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
						Accumulated	Foreign currency translation adjustments
	Ordinary	Ordinary	Additional			other					Non
	shares	shares	paid-in	Capital	Unearned	comprehensive		Accumulated	Treasury	Comprehensive	controlling
	issued	amount	capital	notes	compensation	income		deficit	stock	income	interest	Total

BALANCE AS OF JANUARY 1, 2019	105,066	$418,492	$1,380,396	$20,758	$93,226	$(672)	$(22,716)	$(637,446)	$(9,072)		$(6,761)	$1,236,205

Changes during the period:

Exercise of options and RSUs	271	1,127	(730)									397
Capital notes converted into share capital	1,181	4,892	15,866	(20,758)								--
Employee stock-based compensation					7,707							7,707
Profit								47,152		$47,152	(1,030)	46,122
Foreign currency translation adjustments							1,146			1,146	1,526	2,672
Change in employees plan assets and benefit obligations						115				115		115
Unrealized gain on derivatives						1,639				1,639		1,639
Comprehensive income										$50,052

BALANCE AS OF JUNE 30, 2019	106,518	$424,511	$1,395,532	$--	$100,933	$1,082	$(21,570)	$(590,294)	$(9,072)		$(6,265)	$1,294,857

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2019	106,432

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
CASH FLOWS - OPERATING ACTIVITIES	2019	2018

Net profit	$46,122	$63,190

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	104,867	107,470
Effect of exchange rate differences on debentures	6,205	(6,537)
Other income, net	(445)	(1,600)
Changes in assets and liabilities:
Trade accounts receivable	31,271	(10,262)
Other current assets	(5,755)	9,083
Inventories	(3,017)	(9,405)
Trade accounts payable	(15,204)	3,909
Deferred revenue and customers' advances	(13,649)	(6,178)
Employee related liabilities and other current liabilities	(1,846)	9,136
Long-term employee related liabilities	39	(194)
Deferred tax, net and other long-term liabilities	(1,564)	(6,682)
Net cash provided by operating activities	147,024	151,930

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(85,445)	(80,195)
Investments in deposits, marketable securities and other assets, net	(33,825)	(30,451)
Net cash used in investing activities	(119,270)	(110,646)

CASH FLOWS - FINANCING ACTIVITIES

Exercise of options	397	684
Proceeds from loans	--	99,964
Loans repayment	--	(101,314)
Principal payments on account of capital lease obligation	(10,549)	(1,497)
Net cash used in financing activities	(10,152)	(2,163)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	2,465	1,798

INCREASE IN CASH AND CASH EQUIVALENTS	20,067	40,919
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	385,091	445,961

CASH AND CASH EQUIVALENTS - END OF PERIOD	$405,158	$486,880

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
	2019	2018

NON-CASH ACTIVITIES:

Investments in property and equipment	$35,529	$33,493
Conversion of notes into share capital	$20,758	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid (received) during the period for interest, net	$(1,226)	$2,376
Cash paid during the period for income taxes, net	$10,178	$2,139

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2019
(dollars in thousands, except per share data)

NOTE 1   -            GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) as of June 30, 2019 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc. and (2) TowerJazz Texas Inc., and (ii) its 51% owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. Tower and its subsidiaries are collectively referred to as the “Company”.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2018 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2   -             INITIAL ADOPTION OF NEW STANDARDS

In February 2016, the FASB issued ASU 2016-02 “Leases” (“ASU 2016-02”), which primarily changes the leases accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted.  In July 2018, the FASB issued ASU 2018-10 “Codification Improvements to Topic 842, Leases,” to clarify application of certain aspects of the new leases standard and to remove inconsistencies within the guidance and ASU 2018-11 “Targeted Improvements” (“ASU 2018-11“), which provides for an alternate transition method. Specifically, ASU 2018-11 allows the new lease standard to be applied as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings rather than retroactive restatement of all periods presented.   The Company has identified all existing operating and financing leases and implemented the new standard accordingly. As of June 30, 2019, the present value of the new lease assets and liabilities was approximately $36,000.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2019
(dollars in thousands, except per share data)

NOTE 3   -             RECENT DEVELOPMENTS

A.	TPSCo new agreements

In March 2019, the Company, Panasonic Semiconductor Solutions (“PSCS”) and TPSCo signed three-year agreements, extending its previous agreements with Panasonic Semiconductor Solutions (PSCS) effective as of April 1, 2019. Under the agreements, among others, PSCS will continue to utilize TPSCo’s three manufacturing facilities in Japan for its semiconductor business. TPSCo’s wafer loading level from PSCS are expected to remain similar, with a new pricing structure, resulting in revenue reductions of approximately $20,000 per quarter.

B.	Equity Grants to CEO and Directors

In June 25, 2019, the Company's shareholders approved the grant of the following Restricted Stock Units (“RSUs”) to the Company's CEO and members of the Board of Directors under the Company’s 2013 Share Incentive Plan: (i) 128,797 time vested RSUs and 128,798 performance based RSUs to the CEO, which RSUs will vest linearly over a three-year period, 33% at the end of each year of the 3 years following the grant date for a compensation value of $3,900; in this regard, the Company has adopted stock ownership guidelines whereby the CEO will be required to own a minimum value that equals at least 3 times of his annual base salary in ordinary shares of the Company and the CEO has 5 years from May 2019 to accumulate said minimum, during which  the CEO must retain at least 20% of the vested time-based RSUs that are granted to him from May 2019 and such RSUs that may be granted to him in the future until the guideline is met; (ii) 19,815 time vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest linearly over a three-year period, 33% at the end of each year of the 3 years following the grant date; and (iii) 4,953 time vested RSUs to each of the 8 members of the Board of Directors (other than the Chairman and the CEO), for an aggregate compensation value of $600, with 50% vesting on the first anniversary from the date of grant and 50% on the second anniversary of the date of grant.